Exhibit 1

For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com/ elevy@kcsa.com
Email: JulieS@powerdsine.com

FOR IMMEDIATE RELEASE

PowerDsine Revises Fourth Quarter 2005 Guidance

Hod Hasharon, Israel, December 14, 2005 - PowerDsine® Ltd. (NASDAQ: PDSN), announced today that it expects results for the fourth quarter and year ending December 31, 2005 to be below previously provided guidance. Based on bookings and billings to date, the Company expects fourth quarter revenues of $7.0 million to $7.5 million. This compares with previous guidance of $11.2 to $11.4 million. Non-GAAP net loss is expected to be $0.03 to $0.05 per share.

The Company attributed this decline primarily to weakness in Midspan sales.

Commenting on the anticipated results, Igal Rotem, Chief Executive Officer of PowerDsine, said, “We are disappointed with our PoE Midspan products sales during the fourth quarter and the significant decline in customer orders. “We are optimistic with respect to the long-term potential of the PoE market and PowerDsine’s position as one of the leaders in this emerging industry, as well as growth in demand for our integrated solutions from switch vendors, which is our long-term business focus.”

Conference call

The Company will host a conference call to discuss its revised fourth quarter 2005 guidance at 8:00 a.m. EST on December 15, 2005. To listen to the call, please call 1-800-865-4425 in the U.S. or 1-973-935-2402 internationally. The call will be available live on the Internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from 10:00 a.m. EST, December 15, 2005 until December 22, 2005 at 11:59 p.m. EST. To listen to the replay, please call 1-877-519-4471 in the U.S. or 1-973-341-3080 internationally. To access the replay, users will need to enter the following code: 6839357.

About PowerDsine

PowerDsine™ (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. For more information, please visit http://www.powerdsine.com

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at .